Exhibit 12.1

Associated Capital Group, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Nine months ended		Years ended
	September 30,		December 31,
	2017	2016	2016	2015

Income/(loss) before taxes and
noncontrolling interest	$(15,725)	$9,614	$14,345	$(2,576)
Plus:
Fixed charges (see below)	211	555	591	1,260

Adjusted Earnings	$(15,514)	$10,169	$14,936	$(1,316)

Fixed Charges:
Interest expense	$210	$554	$590	$1,260
Estimated interest portion of rent exp.	1	1	1	0

Fixed Charges	$211	$555	$591	$1,260

RATIO	nm	18.33	25.26	nm

(a)	These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.